SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                             UNITED DIAGNOSTIC, INC.
                     ---------------------------------------
                            (Name of Subject Company)

                     Common Stock, par value $.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    910192202
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)

                               Darren Ofsink, Esq.
                                Guzov Ofsink, LLC
                         600 Madison Avenue, 14th Floor
                            New York, New York 10022
                                 (212) 371-8008
                     ---------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                             UNITED DIAGNOSTIC, INC.
                            124 West 60th Street #33L
                            New York, New York 10023

             Information Statement Pursuant to Section 14(f) of the
                       Securities Exchange Act of 1934 and
                  Securities and Exchange Commission Rule 14f-1

                             Notice of Change in the
                       Majority of the Board of Directors

                                 March 29, 2005

                                  INTRODUCTION

      The information contained in this Information Statement is being furnished to all holders of record of common stock of United Diagnostic, Inc. (the "Company") at the close of business on March 25, 2005 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about March 29, 2005.

      NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

      Effective February 28, 2005, the Company entered into a Capital Stock Exchange Agreement (the "Exchange Agreement") to acquire all the of the issued and outstanding equity capital of SPO Medical Equipment, Ltd. ("SPO"), a privately-held company organized under the laws of the State of Israel (the "Proposed Transaction"). The Proposed Transaction is required to occur on or before April 30, 2005, and is subject to various closing conditions. If the Proposed Transaction closes as contemplated, SPO will become a wholly-owned subsidiary of the Company and there would be a complete change in the composition of the Board of Directors of the Company and the Company's management. At the closing of the Proposed Transaction Michael Braunold, Pauline Dorfman and Sidney Braun, each of whom is a designee of SPO, shall be appointed to the Board of Directors of the Company and Marvin Feigenbaum, who is currently the sole director of the Company, shall resign as a director. Subsequent to closing the board shall consist of three people.

      The Boards of Directors of each of the Company and SPO have approved the Proposed Transaction. As a result of the transactions contemplated by the Agreement, control of the Company will pass to the stockholders of SPO.

      As of the date of this Information Statement, the authorized capital stock of the Company consisted of 50,000,000 shares of common stock, par value $.01 per share, of which 659,709 shares are issued and outstanding and 2,000,000 shares of Series A Convertible Preferred Stock, $.01 par value, none of which shares are outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

      DIRECTORS AND EXECUTIVE OFFICERS

      The following sets forth information regarding the Company's current sole executive officer and director of the Company and the proposed directors of the Company.

J. Marvin Feigenbaum, Director, President and Chief Executive Officer, Age 54

      Mr. J. Marvin Feigenbaum has been the Chief Executive Officer of Acolyte Technologies Corp., a specialty LED lighting firm, since December 2002. He is also a private business consultant. Mr Feigenbaum was first elected to the Board of Directors of the Company in June 1994, at which time he was also elected to the Board of Directors of Analytical Biosystems Corp. ("ABC") and appointed Chief Executive Officer of the Company and Chief Executive and Chief Financial Officer of ABC. Mr. Feigenbaum has served as President of the Company since June 1, 1994, and as Chairman of the Board, President and Chief Executive Officer of Physicians Clinical Laboratory, Inc. ("PCL") from October 3, 1997 until May 12, 1999.

      SPO has proposed that the following persons be appointed as directors of the Company upon closing of the Proposed Transaction:

             Name                     Age

       Michael Braunold               45

       Pauline Dorfman                40

       Sidney Braun                   44

Michael Braunold, Director Nominee, Age 45

Since March 1998, Mr. Braunold has been Chief Executive Officer of SPO. Prior to March 1998, Mr. Braunold was Senior Director of Business Development at Scitex Corporation Ltd., a multinational corporation specializing in visual information communication. In such capacity, Mr. Braunold played a strategic role in managing a team of professionals assigned to M&A activities. During his 12-year tenure at Scitex, he held various positions within the worldwide organization, including a period in the United States as Vice President of an American subsidiary of Scitex specializing in medical imaging. From March 2000 through September 2000, Mr. Braunold was also the Chief Executive Officer and Chairman of Ambient Corporation, a Delaware company, that specializes in the implementation of a proposed comprehensive high-speed communication infrastructure that is designed to utilize existing electrical power distribution lines as a high-speed communication medium. Mr. Braunold served as director of Amedia Networks, Inc. (formerly TTR Technologies, Inc.) from February 2000 through August 2002. Mr. Braunold originates from the United Kingdom. He obtained a Bachelor of Science degree with honors in Engineering and Management Sciences from Imperial College Business School, London.

Pauline Dorfman, Director Nominee, Age 40

Since January 2001 Mrs. Dorfman, a qualified chartered accountant, has been a consultant with Berenblut Consulting, an Ontario firm that assists commercial business, law firms and governments across North America and Europe in several areas covering economics, finance, accounting, valuation and strategy. Mrs. Dorfman specializes in conducting analysis and financial investigations in connection with international development disputes and economic damage quantification for breach of contract and personal medical malpractice cases. Prior to this assignment, Mrs. Dorfman worked for 10 years with the Toronto Dominion Bank in the finance and commercial lending areas analyzing the financial risk of various bank investments and strategies, assisting in the development of new bank products and meeting the external and internal financial reporting requirements of the bank.

Sidney Braun, Director Nominee, Age 44

Since June 2004 Mr. Braun has served as the President and COO for Med-Emerg International Inc. (MEII), a company incorporated in the Province of Ontario. MEII is a publicly listed healthcare services company specializing in the coordination and delivery of emergency and primary health care related services in Canada such as physician and nurse staffing and recruitment, clinical management services, a national drug infusion service and a comprehensive physician practice management program. Mr. Braun has extensive experience in commerce both in North America and Europe, including manufacturing, distribution and trading. Prior to his current position at MEII, Mr. Braun worked for 7 years as an independent consultant to several large state-owned corporations from the former Eastern European block on developing business strategies and adapting to new working conditions in western markets. In addition, Mr. Braun developed expertise in emerging financial markets in Europe and introduced several companies to the UK and German capital markets.

FAMILY RELATIONSHIPS

      There are no family relationships among any of the Company's directors and officers or those proposed to be directors and officers.

VOTING CONTROL AND MANAGEMENT

      The following table sets forth certain information as of March 25, 2005, with respect to the ownership of Common Stock by J. Marvin Feigenbaum, who is the sole director and executive officer of the Company, and each person known by the Company to be the owner of more than five percent of any class of the Company's voting securities. None of the designees of SPO for election as a director at the closing of the Proposed Transaction owns any shares of the Company's Common Stock as of March 25, 2005.

NAME AND ADDRESS                   AMOUNT OF AND NATURE             PERCENTAGE
OF BENEFICIAL OWNER              OF BENEFICIAL OWNERSHIP             OF CLASS

J. Marvin Feigenbaum                      315,964 (1)                  47.9%
124 W. 60th Street, #33L
New York, New York 10023

David Sterling
33 Windsor Drive                           85,000                      12.9%
Muttontown, New York 11753

Milton Partners
165 Mason Street                           48,632                       7.4%
Greenwich, Connecticut 06830

Agudath Shalom Banaich
1621 58th Street                           43,253                       6.6%
Brooklyn, New York 11204

Barras
Marta Street #137                          37,875                       5.7%
Zurich 8003
Switzerland

(1) Includes 32 shares of Common Stock held in a trust for the benefit of a minor child of Mr. Feigenbaum, as to which shares Mr. Feigenbaum disclaims beneficial ownership.

SECTION 16 REPORTING

      No person who, during the year ended December 31, 2004, was a director, officer or beneficial owner of more than ten percent of the Company's Common Stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the "Act") (a "Reporting Person") failed to file on a timely basis, reports required by Section 16 of the Act during the most recent fiscal year or prior years. The foregoing is based solely upon a review by the Company of Forms 3 and 4 during such fiscal year as furnished to the Company under Rule 16a-3(d) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS

      Directors who are employees of the Company do not receive any fee in addition to their regular salary for serving on the Board of Directors. Directors who are not employees of the Company receive a directors fee of $6,000 per annum, paid quarterly, and an attendance fee of $500 per meeting attended. In addition, Directors are reimbursed for travel expenses for attendance at board meetings. Non-employee directors are also eligible for an initial and annual grant of stock options under the Company's Non-Employee Director Stock Option Plan (see "Non-Employee Director Stock Option Plan" below).

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

      The Board of Directors of the Company does not have any standing committees. The full Board of Directors, currently consisting of only one person, serves as the Audit Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Except for (a) the transactions described below, (b) the ownership of the Company's securities, and (c) the compensation described herein, none of the directors, executive officers, holders of ten percent of the Company's outstanding Common Shares, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended December 31, 2004 and 2003, in any transaction or proposed transaction which may materially affect the Company.

      It is a condition to the closing of the Exchange Agreement, that each of Marvin Feigenbaum, who is currently the President and Chief Executive Officer of the Company, and David Sterling, a former director of the Company, shall deliver to SPO and SPO's shareholders a waiver of all claims against the Company including any debt owed to them by the Company. The Company currently owes Mr. Feigenbaum approximately $260,000 and David Sterling approximately $16,500.

      At the closing of the Exchange Agreement the Company intends to enter into a one year Consulting Agreement with Marvin Feigenbaum under which Mr. Feigenbaum shall provide financial consulting services in exchange for certain consideration, including, (i) the Company's agreement not to consummate a reverse stock split without the prior written consent of Mr. Feigenbau, (ii) the Company shall cause Mr. Feigenbaum to be covered with respect to any acts or omissions during the term of the Consulting Agreement on a claims made basis under an officers and directors errors and omissions liability policy maintained by the Company, (iii) the grant to Mr. Feigenbaum of piggyback registration rights with respect to all of the common stock of the Company owned by Mr. Feigenbaum, and (iv) the payment of cash consideration of $100,000.

      No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to the Company since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

      The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, SPO, or any affiliate of SPO, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

EXECUTIVE COMPENSATION AND CERTAIN OTHER TRANSACTIONS

Summary Compensation Table.

                                  ANNUAL COMPENSATION              LONG TERM
                                ------------------------      COMPENSATION AWARDS
                                                              RESTRICTED SECURITIES         PAYOUTS
                                                              ---------------------      ------------
    NAME AND                                                             UNDERLYING       ALL OTHER
PRINCIPAL POSITION     YEAR     SALARY      OTHER ANNUAL      STOCK       OPTIONS        COMPENSATION
------------------     ----     ------      ------------      -----       -------        ------------
                                 ($)           ($)                                           ($)

                       2004   $         --   $    --
J. Marvin Feigenbaum   2003   $         --   $    --           --          --              $ --
President and Chief    2002   $277,333 (2)   $    --           --          --              $916(3)
Executive Officer(1)


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(1)   President and Chief Executive Officer commencing June 1, 1994. Chief
      Financial Officer from June 1, 1994 until present. President and Chief Executive Officer of PCL from October 3, 1997 until May 12, 1999. PCL was a majority-owned subsidiary of the Company from October 3, 1997 until June 12, 1998. Prior to October 3, 1997 and until PCL emerged from its Chapter 11 proceeding, Mr. Feigenbaum served as Chief Operating Officer of PCL.

(2) Includes $208,000 (one year) severance accrual pursuant to the Employment Agreement which has not been paid and will be waived by Mr. Feigenbaum as a condition to closing the Exchange Agreement.

(3)   Represents automobile garage fees.

Options/SAR Grants in Fiscal Year Ended December 31, 2004

      No options or stock appreciation rights were granted to the Company's Chief Executive officer or any other executive officer during the fiscal year ended December 31, 2004.

Aggregated Options/SAR Exercises in Most Recent Fiscal Year and Fiscal Year-End Options/SAR Values.

      No options or stock appreciation rights were held by the Company's Chief Executive officer or any other executive officer during the fiscal year ended December 31, 2004.

Employment Agreements.

      The Company entered into an Amended and Restated Employment Agreement (the "Restated Agreement") with Mr. Feigenbaum, the Company's Chairman, President, Chief Executive Officer and Chief Financial Officer, dated May 19, 1999. The Restated Agreement amended and extended Mr. Feigenbaum's original employment agreement with the Company, dated June 1, 1994, as amended. The Restated Agreement is effective as of May 1, 1999 and expired April 30, 2002. The Restated Agreement provided for Mr. Feigenbaum's continued employment as Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer of the Company, as well as Mr. Feigenbaum's continued employment as Chief Executive and Chief Financial Officer of ABC and contemporaneous employment as Chairman, President and Chief Executive Officer of PCL. Pursuant to the Restated Agreement, the Company agreed to pay Mr. Feigenbaum a base salary of $208,000 per year (such amount does not include any compensation from PCL). The Company further agreed to (a) make a lump sum payment to Mr. Feigenbaum in an amount equal to that portion of his salary deferred by Mr. Feigenbaum, as a convenience to the Company, since June, 1998, with simple interest at a rate of 12%, and (b) pay to Mr. Feigenbaum a one-time bonus in the amount of $50,000 upon execution of the Restated Agreement. In addition, the Restated Agreement provided for vacation benefits, life insurance, an automobile allowance, relocation expenses, and cellular telephone and travel and entertainment expenses. The Restated Agreement further contained provisions for termination of the Restated Agreement by mutual consent, for cause, without cause by the Company, for death or disability of Mr. Feigenbaum and for good reason by Mr. Feigenbaum, as well as provisions regarding the failure of the parties to renew the Restated Agreement for an additional term. In addition, the Restated Agreement provided that in the event of a change in control of the Company (as defined), Mr. Feigenbaum will be paid for the remainder of the unexpired term of the Restated Agreement plus an additional sum of $208,000.

      On April 30, 2002, the Restated Agreement expired by its terms and was not renewed. However, Mr. Feigenbaum remains the Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer of the Company on an at-will employment basis. Effective May 1, 2002, pursuant to the terms of the Restated Agreement, the Company accrued a severance payment of $208,000. As of the date of the filing of this Information Statement, this severance has not been paid.

      During the year ended December 31, 2003 and December 31, 2004, Mr. Feigenbaum did not receive a salary. Mr. Feigenbaum received a salary in the amount of $277,333 during the year ended December 31, 2002 which includes a $208,000 one-year severance accrual, pursuant to the then current Employment Agreement, as amended. Due to the financial condition of the Company, during the year ended December 31, 1998, approximately $47,667 of cash compensation which should have been paid to Mr. Feigenbaum in 1998 was voluntarily deferred by Mr. Feigenbaum until 1999 as a convenience to the Company. On September 26, 2001, J. Marvin Feigenbaum, relinquished any and all rights to options granted to him that were voted upon and approved by the holders of shares of Common Stock of the Company at a Special Meeting of Stockholders of the Company held on September 25, 2001. The option grant was for 500,000 shares of the Company's Common Stock at an exercise price of $.66 per share. Accordingly, the options were never issued.

1994 Incentive Stock Option Plan

      In August, 1994, the Board of Directors adopted a 1994 Incentive Stock Option Plan (the "Plan") which Plan was approved and adopted by the stockholders of the Company on November 16, 1994. The Plan provides for the issuance of up to 250 shares of the Company's Common Stock upon the exercise of options granted to officers, directors, full time employees and consultants rendering services to the Company. Under the terms of the Plan, options granted thereunder will be designated as options which qualify for incentive stock option treatment ("ISO's") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or options which do not so qualify ("Non-ISO's"). Unless sooner terminated, the Plan will expire on August 1, 2004, and options may be granted at any time or from time to time through such date. The purpose of the Plan is to promote the interests of the Company and its stockholders by strengthening the ability of the Company to attract and retain officers, employees and consultants by furnishing suitable recognition of their ability to contribute to the success of the Company and to align their interests and efforts with the long term interest of the Company. The Plan succeeds the Company's 1992 Incentive Stock Option Plan, which has been terminated.

      The Plan is administered by the Board of Directors or by a Stock Option Committee designated by the Board of Directors (the "Plan Administrator"). The Plan Administrator has the discretion to determine the eligible employees and consultants to whom, and the times and the prices at which, options will be granted; whether such options shall be ISO's or Non-ISO's; the periods during which each option will be granted; and the number of shares subject to each option. The Plan Administrator shall have full authority to interpret the plan and to establish and amend rules and regulations relating thereto.

      Under the Plan, the exercise price of an option designated as an ISO shall not be less than the fair market value of the Common Stock on the date the option is granted. However, in the event an option designated as an ISO is granted to a ten percent stockholder (as defined in the Plan) such exercise price shall be at least 110% of such fair market value. Exercise prices of Non-ISO's may not be less than 85% of such fair market value. The aggregate fair market value of shares subject to an option designated as an ISO for which any participant may be granted such an option in any calendar year, shall not exceed $100,000 plus any unused carryovers (as defined in Section 422 of the Code) from a prior year. The "fair market value" will be the closing Nasdaq bid price or, if the Company's Common Stock is not quoted by Nasdaq, the low bid as reported by the National Quotation Bureau, Inc. or a market maker of the Company's Common Stock or, if the Common Stock is not quoted by any of the above, by the Board of Directors acting in good faith.

      Options may be granted under the Plan for such periods as determined by the Plan Administrator; provided however that no option designated as an ISO granted under the Plan shall be exercisable over a period in excess of ten years, or in the case of a ten percent stockholder, five years. Options may be exercised in whole at any time or in part from time to time. Options are not transferable except to the estate of an option holder; provided, however, in the case of a Non-ISO, and subject to Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act") and prevailing interpretations thereunder by the staff of the Commission, a recipient of a Non-ISO may, with the consent of the Plan Administrator, designate a named beneficiary of the Non-ISO in the event of the death of such recipient, or assign such Non-ISO.

      Except as described below, the Plan Administrator may from time to time amend the Plan as it deems proper and in the best interests of the Company without further approval of the stockholders.

      The Board of Directors and the Plan Administrator may not amend certain features of the Plan without the approval of the Company's stockholders to the extent such approval is required for compliance with Section 422 of the Code with respect to ISO's, Section 162(m) of the Code with respect to Non-ISO's or Rule 16b-3 promulgated under Section 16 of the Exchange Act with respect to awards made to individuals subject to Section 16 of the Exchange Act. Such amendments would include (a) increasing the maximum number of shares of Common Stock that may be issued under the Plan, (b) materially modifying the requirements as to eligibility for participation in the Plan, or (c) otherwise materially increasing the benefits accruing to participants under the Plan.

      As of December 31, 2004, there are no outstanding options granted under this plan.

Non-Employee Director Stock Option Plan

      In August, 1994, the Board of Directors adopted the Non-Employee Director Stock Option Plan (the "Director Plan") which Director Plan was approved and adopted by the stockholders of the Company on November 16, 1994, and amended by the stockholders of the Company on August 27, 1996. The Director Plan provides for issuance of a maximum of 2,857 shares of Common Stock upon the exercise of stock options granted under the Director Plan. Options may be granted under the Director Plan until August 1, 2004, to the Company's non-employee directors (as defined). The Director Plan provides that each non-employee director will automatically be granted an option to purchase 71 shares upon joining the Board of Directors (or, for those persons who are directors on the date of approval of the Director Plan by the stockholders, on such date), and options to purchase 114 shares on each anniversary of the initial date of service or date of approval, as the case may be. No options have been granted under the Director Plan since 1996 because the Company essentially became inactive during 1997 and a market for the Company's Common Stock has neither been established or sustained since that time.

      Under the terms of the Director Plan, the sum of the number of shares to be received upon any grant multiplied by the fair market value of each share at the time of grant may not exceed $75,000. All awards shall be reduced to the extent they exceed such amount. The exercise price for options granted under the Director Plan shall be 100% of the fair market value of the Common Stock on the date of grant. Until otherwise provided in the Director Plan, the exercise price of options granted under the Director Plan must be paid at the time of exercise, either in cash, by delivery of shares of Common Stock of the Company or by a combination of each. The term of each option is five years from the date of grant, unless terminated sooner as provided in the Director Plan. The Director Plan is administered by a committee of the Board of Directors composed of not fewer than two persons who are officers of the Company (the "Committee"). The Committee has no discretion to determine which non-employee director will receive options or the number of shares subject to the option, the term of the option or the exercisability of the option. However, the Committee will make all determinations of the interpretation of the Director Plan. Options granted under the Director Plan do not qualify for incentive stock option treatment. As of December 31, 2004, there are no options outstanding under this plan.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.